EATON VANCE MANAGEMENT Two International Place Boston, MA 02110 (617) 482-8260

August 11, 2009

Mr. Frank Donaty
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Rule 485(b) Filing to Add Class I Shares to Eaton Vance Greater India Fund and Eaton Vance
Small-Cap Value Fund, each a Series of Eaton Vance Special Investment Trust (the “Trust”)
(1933 Act File No. 02-27962)

Dear Mr. Donaty:

     This letter is written to request that a post-effective amendment (“PEA”) to be filed by the Trust on behalf of the Funds listed above (the “Funds”) be treated as a filing under subsection (b) of Rule 485 of the Securities Act of 1933, as amended, even though the addition of new share classes contained therein may require the filing to be made under subsection (a) of such Rule.

     The PEA will be filed to register Class I shares of the Funds. The disclosure to be included in each Fund’s prospectus and statement of additional information (“SAI”) relating to Class I shares will be substantially similar to the disclosure relating Class I shares contained in prospectuses and SAIs reviewed by the staff of the Securities and Exchange Commission (“Commission”) in certain post-effective amendments previously filed under Rule 485(a). More specifically, the disclosure will be substantially similar to the Class I disclosure reviewed by the staff in connection with the following PEA recently filed under Rule 485(a) for:

Registrant & PEA No.	Filing Date	Accession No.

Eaton Vance Special Investment Trust; PEA No. 92	2/26/09	0000940394-09-000145

     Class I shares of the Funds will be offered on the same terms and conditions as Class I shares of other Eaton Vance funds, at net asset value to certain types of investors (including institutions, corporations, endowments and qualified plans) identified in the prospectus. The minimum investment for Class I shares is $250,000, subject to certain exceptions disclosed in the prospectus. Class I shares are not subject to sales charges or distribution or service fees.

     The PEA will reflect the resolution of any comments relating to Class I shares received from the staff of the Commission on other PEAs filed with respect to Eaton Vance funds, as well as any other relevant comments from the staff. The PEA will include each Fund’s financial information for the six-month period ended June 30, 2009, in addition to the annual audited financial information. Except for the disclosure relating to Class I shares, the PEA will contain no other change to the Funds that would necessitate a Rule 485(a) filing.

Mr. Frank Donaty Securities and Exchange Commission August 11, 2009 Page Two

     Please let me know as soon as possible whether the filing can be made pursuant to Rule 485(b)(1)(vii). The filing will be made under Rule 485(a) if for any other reason it would be required to be made thereunder. Please call me at (617) 672-8064 if you have any questions on the foregoing.

Very truly yours, /s/ Velvet R. Regan Velvet R. Regan, Esq. Assistant Vice President

cc:	Valerie Lithotomos